HINDALCO
ADITYA BIRLA GROUP

Ref:AM:PVK:1018:2007 Date:- 10th January, 2007

Securities and Exchange
Attn: International Corpo
Division of Corporate Fin
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 5[illegible]6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Thursday**, the **25th January, 2007**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Third Quarter and Nine Months ended on 31st December, 2006.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
General Manager &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107